October 21, 2019

Sanjay Dhawan
Chief Executive Officer
Cerence Inc.
15 Wayside Road
Burlington, MA 01803

       Re: Cerence Inc.
           Registration Statement on Form S-1
           Filed October 15, 2019
           File No. 333-234214

Dear Mr. Dhawan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    John C. Kennedy, Esq.